Exhibit 16.1

June 27, 2023

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Canopy Growth Corporation (the “Company”) and, under the date of June 22, 2023, we reported on the consolidated financial statements of the Company as of and for the years ended March 31, 2023 and 2022 and on the effectiveness of internal control over financial reporting as of March 31, 2023. On June 22, 2023, we declined to stand for reelection and resigned.

We have read the Company’s statements included under Item 4.01 of its Current Report on Form 8-K dated June 27, 2023 (the “Form 8-K”), and we agree with such statements except that we are not in a position to agree or disagree with the Company’s statements that the Audit Committee of the board of directors of the Company accepted our resignation and the statements in Item 4.01(b) of the Form 8-K.

Very truly yours,

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants